Filed Pursuant to Rule 433 under the Securities Act of 1933

Free Writing Prospectus dated January 18, 2018

Relating to Preliminary Prospectus dated January 17, 2018

Registration Statement No. 333-222233

ADT Inc.

This free writing prospectus relates to the shares of common stock, par value $0.01 of ADT Inc. (the “Company”) described below and should be read together with the preliminary prospectus dated January 17, 2018 (the “Preliminary Prospectus”) included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-222233) of the Company. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

Public offering price (per share):	$14.00

Common stock offered by us	105,000,000 shares (or 120,750,000 shares, if the underwriters exercise in full their over-allotment option as described below).

Common stock outstanding after giving effect to this offering	748,949,378 shares (or 764,699,378 shares if the underwriters exercise their over-allotment option in full).

Use of proceeds

The Company estimates that its net proceeds before expenses from this offering will be approximately $1,415 million (or approximately $1,627 million if the underwriters exercise their over-allotment option), after deducting underwriting discounts and commissions.

Pro Forma as adjusted balance sheet data	As of September 30, 2017, on a pro forma as adjusted basis: (i) Total debt would have been $9,587 million;(1) and (ii) Total stockholders’ equity would have been $3,935 million.

Selected pro forma statement of operations data	For the nine months ended September 30, 2017, on a pro forma basis: (i) Interest expense, net would have been $511 million; and (ii) Net loss per share would have been $(0.35).(2)

(1)	In addition to the deposit of $750 million of net proceeds from this offering into a separate account to be used to redeem the Koch Preferred Securities on a date to be determined following the consummation of the offering, the Company intends to use approximately $649 million of the net proceeds from this offering to redeem $594 million aggregate principal amount of Prime Notes and pay the related call premium. Following this offering, there will be $2,546 million aggregate principal amount of Prime Notes outstanding. The Company expects that upon the redemption of the Prime Notes, the Company’s interest expense will be reduced by approximately $56 million on an annual basis.

(2)	For the nine months ended September 30, 2017, on a pro forma basis, weighted average shares used to compute net loss per share are 746,061 thousand shares.

*    *    *

To review the Preliminary Prospectus , please click the following link on the Securities and Exchange Commission (“SEC”) website at: https://www.sec.gov/Archives/edgar/data/1703056/000119312518011953/d501902ds1a.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting

Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282 (telephone: (866) 471-2526 or email: prospectus-ny@ny.email.gs.com); Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (telephone: (888) 603-5847 or email: Barclaysprospectus@broadridge.com); Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005 (telephone (800) 503-4611 or email: prospectus.cpdg@db.com); RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281-8098 (telephone: (877) 822-4089 or email: equityprospectus@rbccm.com); Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (telephone: (800) 831-9146); BofA Merrill Lynch, Attention: Prospectus Department, (telephone: (800) 294-1322); and Credit Suisse Securities (USA) LLC, Attention: Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010 (telephone: 1 (800) 221-1037 or email: newyork.prospectus@credit-suisse.com).